SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR BELGIAN CABIN CREW VOTE (74%) FOR PAY AND ROSTERING AGREEMENT

Ryanair today (4 June) confirmed that its cabin crew based in Belgium have voted by a majority of 74% in favour of a 3 year pay and rostering agreement. The agreement was negotiated between Ryanair and the unions CNE-CSC and LBC-NVK.

ENDS

For further information
please contact:                       Alejandra Ruiz                                   Piaras Kelly
                                                Ryanair DAC                                     Edelman Ireland
   Tel: +353-1-9451799                         Tel: +353-1-6789333
   press@ryanair.com                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 June, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary